Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

July 8, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of these registrants for the most recent year. This individual is no longer with Arthur Andersen LLP. We have read paragraphs 2 and 3 of Item 4 included in the Form 8-K dated July 3, 2002 of Wisconsin Energy Corporation, Wisconsin Electric Power Company and Wisconsin Gas Company to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,

ARTHUR ANDERSEN LLP

Copy to: Stephen P. Dickson, Controller of Wisconsin Energy Corporation